09045516

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

RECEIVED
2009 MAR -6 P 3:17

SUPPL

Date March 4, 2009
Contact Martina C. Erni

Unaxis Holding
~~OC Oerlikon Corporation AG~~, Pfäffikon
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. Martina Erni

Corporate Communications

PROCESSED
MAR 10 2009
THOMSON REUTERS

Enclosure

- **EBIT of CHF 281 Mio. from continuing operations with Sales declining by 12 percent in 2008**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Martina C. Erni-Schuler
Phone +41 58 360 96 05
Fax +41 58 360 98 05
martina.erni@oerlikon.com
www.oerlikon.com

3/9

EBIT of CHF 281 Mio. from continuing operations with Sales declining by 12 percent in 2008

Pfäffikon SZ, March 4, 2009 – For 2008, continuing operations of Oerlikon Group report an EBIT of CHF 281 million (before restructuring and impairments). The Group's EBIT including discontinued operations – Oerlikon Esec and Oerlikon Optics – amounted to CHF 203 million (before restructuring and impairments).

The sales of Oerlikon's continued operations are 12 percent lower than 2007. Oerlikon Solar reached total sales of CHF 628 million.

The net loss of the Group amounted to CHF 422 million, mainly driven by impairment charges, restructuring costs and one-time effects related to the divestment of Oerlikon Esec.

With these results, the group is in compliance with the covenant to the CHF 2.5 billion syndicated credit facility as of fiscal year 2008. The covenant stipulates that the ratio of net debt to the normalized EBITDA may not exceed the value of 3.5. With a ratio of less than 3 this parameter is fully within the prescribed limit.

Details on the group financial results will be disclosed on March 26, 2009.

For further information, please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 02 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Corporate Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

About Oerlikon

Oerlikon (SWX: OERL) is one of the world's most successful high-tech industrial groups specializing in machine and plant engineering. The company is a leader in the field of industrial solutions and innovative technologies for textile manufacture, thin-film solar and thin-film coating, drive, precision and vacuum systems. With roots in Switzerland and a long tradition stretching back 100 years, Oerlikon is a global player with a workforce of more than 19,000 at 170 locations in 35 different countries. The company's sales amounted to CHF 5.6 billion and it ranks either first or second in the respective global markets. In 2007, approx. 5 per cent of the turnover was invested in research and development (CHF 274 million).

END